

November 19, 2012

Via E-Mail

David W. Sass, Esq.
McLaughlin & Stern, LLP
260 Madison Avenue
New York, NY 10016

> **Re:** **Birch Branch, Inc.**
> **Amended Schedule 13E-3**
> **Filed November 8, 2012 by Birch Branch Inc. et. al.**
> **File No. 005-81624**
>
> **Revised Preliminary Schedule 14C**
> **Filed November 8, 2012**
> **File No. 000-50936**

Dear Mr. Sass:

We have reviewed your filings and have the following comments.

Amended Schedule 13E-3

1.   We reissue prior comment 2. The legend referenced in our prior comment is intended to be included on the cover page of the document delivered to security holders. By including the Schedule 13E-3 as an appendix to your information statement you are not fulfilling the requirements of Rule 13-3(e)(1)(iii).

Revised Preliminary Information Statement

Cover Page

2.   We reissue prior comment 4. Please revise the cover page of the information statement to clearly identify it as being preliminary.

3.   We reissue prior comment 6.

Fairness of the Transaction, page 3

4.   Please revise the disclosure to ensure that each filing person provides the disclosure required by Item 1014 of Regulation M-A.

5.   We reissue prior comment 18 in part. Provide the disclosure required by Item 1014 of Regulation M-A, including subsection (d) and instruction 2 therein.

6.   Please revise your disclosure to explain why the board determined not to seek approval by a majority of unaffiliated security holders.

7.   We reissue prior comment 19 as it related to the adoption by filing persons of both Hickey's <u>analysis</u> and discussion as their own.

8.   We reissue prior comment 20. We note additionally that all of your directors and officers are considered your affiliates. Thus, Hickey's opinion addresses fairness as to a group other than unaffiliated security.

9.   We note your response to prior comment 22. Please disclose whether Hickey made any presentation to your board of directors to explain its methods and analyses, as well as to respond to any concerns expressed by the board. We may have additional comments.

Financial Information, page 10

10.   We reissue prior comment 23. We note that your filing does not include (i) the audited financial statements required by Item 1010(a)(1) of Regulation M-A, (ii) the unaudited reports required by Item 1010(a)(2) (your September 30, 2012 unaudited financial information is not included nor filed under cover of 10-Q), and (iii) the book value for September 30, 2012.

11.   We note that the ratio of earnings to fixed charges required by Item 1010(a)(3) of Regulation M-A and the pro forma financial statements required by Item 1010(b) of Regulation M-A are deemed "not applicable." Please provide us your analysis supporting your stated conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions